

December 19, 2012

By U.S. Mail and facsimile 215-761-0452

Steven R. Saltzman
Chief Financial Officer
Resource Real Estate Opportunity REIT, Inc.
One Commerce Square
2005 Market Street, 15th Floor
Philadelphia, PA 19103

> Re: Resource Real Estate Opportunity REIT, Inc. ("the company")
> File No.: 000-54369

Dear Mr. Saltzman:

In your letter dated December 6, 2012, you requested that the staff waive the requirement to provide the S-X 8-06 financial statements of four properties that were obtained upon foreclosure of non-performing loans. The company acquired the non-performing loans collateralized by the properties and shortly thereafter foreclosed on and took back the properties collateralizing the loans. It appears that the acquisition of non-performing loans by the company are in substance the acquisition of real estate due to their non-performing status and the company's stated strategy to acquire property underlying non-performing loans. Under Question 1 of SAB Topic 1:I, the financial statements of a property underlying a mortgage loan are required if the borrower's payments of principal and interest under the loan are not adequate to maintain a continuing investment in the property. It does not appear that the borrowers have maintained continuing involvement given the non-performing status of the loans on the date acquired by the company and the subsequent foreclosure on the loans soon after acquisition. Accordingly, the loans would be viewed as the in-substance acquisition of real estate.

The staff is unable to waive the financial statements for the properties underlying the non-performing loans. For any non-performing loan that exceeds 10% of assets on the date acquired, the company should provide the financial statements of the underlying property meeting the requirements of S-X Rule 8-06. For any questions regarding the company's ability to continue to use its shelf offering, please contact the Office of Real Estate and Business Services at 202-551-3780.

Our conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant